# SEC Schedule 13G — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: Purple Biotech Ltd., CIK 0001614744
CUSIP: 74638P208
Title of class of securities: Ordinary Shares, no par value per share
Address of issuer's principal executive offices: 4 Oppenheimer Street, Science Park, Rehovot, Israel (L3), 7670104
Date of event which requires filing of this statement: 12/31/2025
Filed pursuant to Rule 13d-1(b)
Filed by CIK 0001446580

## Reporting persons
- Susquehanna Securities, LLC: type of reporting person: broker-dealer (BD), other (OO); citizenship or place of organization: Delaware (DE); sole voting power 93,953,400; shared voting power 93,953,400; sole dispositive power 93,953,400; shared dispositive power 93,953,400; aggregate amount beneficially owned 93,953,400 (5.2% of the class)

## Item 1. Issuer
Name of issuer: Purple Biotech Ltd.
Address of issuer's principal executive offices: 4 Oppenheimer Street, Science Park, Rehovot 7670104, Israel

## Item 2. Person Filing
Name of person filing: This statement is filed by Susquehanna Securities, LLC, who is referred to herein as the "Reporting Person" with respect to the shares of Ordinary Shares, no par value per share (the "Shares"), of Purple Biotech Ltd. (the "Company").
Address of principal business office or, if none, residence:
The address of the principal business office of the Reporting Person is:

401 E. City Avenue
Suite 220
Bala Cynwyd, PA 19004
Citizenship: Citizenship is set forth in Row 4 of the cover page for the Reporting Person and is incorporated herein by reference.

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Type of person filing: broker-dealer (BD)

## Item 4. Ownership
Amount beneficially owned:
The information required by this Item 4(a) is set forth in Row 9 of the cover page for the Reporting Person and is incorporated herein by reference.

The number of Shares reported as beneficially owned by Susquehanna Securities, LLC consists of 469,767 ADSs. Each ADS represents two hundred (200) Shares.

The Company's Notice of Extraordinary General Meeting of Shareholders attached as Exhibit 99.1 to the Company's Report of Foreign Private Issuer Pursuant to Rule 13a-16 or 15d-16 of the Securities Exchange Act of 1934 on Form 6-K, filed October 28, 2025 indicates that there were 1,806,089,801 Shares outstanding as of October 20, 2025.
Percent of class: 5.2
Sole power to vote or to direct the vote: The information required by this Item 4(c)(i) is set forth in Row 5 of the cover page for the Reporting Person and is incorporated herein by reference.
Shared power to vote or to direct the vote: The information required by this Item 4(c)(ii) is set forth in Row 6 of the ccover page for the Reporting Person and is incorporated herein by reference.
Sole power to dispose or to direct the disposition: The information required by this Item 4(c)(iii) is set forth in Row 7 of the cover page for the Reporting Person and is incorporated herein by reference.
Shared power to dispose or to direct the disposition: The information required by this Item 4(c)(iv) is set forth in Row 8 of the cover page for the Reporting Person and is incorporated herein by reference.

## Item 5. Ownership of 5 Percent or Less of a Class
Not applicable.

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Not applicable.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Certification: By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under ?? 240.14a-11.

## Signatures
- Susquehanna Securities, LLC: /s/ Brian Sopinsky, Brian Sopinsky, Secretary (02/12/2026)